

August 8, 2003

03 AUG 18 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA



03029317

Attention:	International Corporate Finance
Re:	Shin Corporation Public Company Limited Rule 12g3-2(b) Exemption **File No. 82-3140**



Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 054/2003**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2003 regarding interim dividend payment

  Date: August 8, 2003

- **Stock Exchange of Thailand Filing, SH 055/2003**

  Subject: Submission of financial statements of the second quarter of 2003

  Date: August 8, 2003

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 8/18

Enclosure



August 8, 2003

03 AUG 18 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 054/2003**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2003 regarding interim dividend payment

  Date: August 8, 2003

- **Stock Exchange of Thailand Filing, SH 055/2003**

  Subject: Submission of financial statements of the second quarter of 2003

  Date: August 8, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



August 8, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 054/2003**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2003 regarding interim dividend payment

  Date: August 8, 2003

- **Stock Exchange of Thailand Filing, SH 055/2003**

  Subject: Submission of financial statement of the second quarter of 2003

  Date: August 8, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 8, 2003

SH 054/2003

August 8, 2003

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2003 regarding interim dividend payment

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") No. 4/2003 held on August 8, 2003 at 3.30 p.m. at the Meeting Room, 29th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2003 held on May 12, 2003.

2. Approved an interim dividend payment for the 6 months period of 2003, between January 1, 2003 and June 30, 2003, to the Company's shareholders at the rate of Baht 0.75 per share, totaling of Baht 2,202,991,875.

   The closing date of register book to determine the right to receive the dividends will be on August 25, 2003, at 12.00 noon and the date of dividend distribution will be on September 5, 2003.

3. Approved an acquisition of ordinary shares of Shin Satellite Public Company Limited (SATTEL) from Merry International Investment Crop. (Merry), a subsidiary of the Company, which is 100 percent held by the Company. The transaction is made in order to restructure of investment in SATTEL. The Company will direct invest in SATTEL. The detail of the transaction is as follow:

Number of ordinary shares	63,165,467
Percentage of Paid Up Capital of SATTEL	14.44
Price of Acquisition	24.45 per share (30 days weighted average of market price)
Total amount	Baht 1,544.40 million

   This transaction does not affect to the percentage of Company's shareholding in SATTLE. The Company merely wish hold directly 51.53 percent of paid up capital of SATTLE, which is the fact that the Company holds directly and indirectly through Merry; totaling 51.53 percent. The Company is required to report the transaction to the SET and SEC.

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 8, 2003

SH 055/2003

August 8, 2003

Subject : Submission of reviewed financial statements of the second quarter of 2003

To : The President
The Stock Exchange of Thailand

Enclosure : 1. A copy of the financial statements and auditor's report of the second quarter of 2003.
2. Report on Summarizing operating Results of the Company (Form F45-3)
3. Management Discussion and Analysis

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 4/2003, held on August 8, 2003, at 3.30 p.m. approved the balance sheets, statements of income, and cash flow statements of the second quarter of 2003 ended of June 30, 2003. The Company would like to submit the financial statements of the second quarter of 2003 including an explanation of the operating results.

The Company reported the net profit of the second quarter of 2003 of Baht 3,720 million, which increased by Baht 2,938 million or 375.70 percent from Baht 782 million of the net profit of the second quarter of 2002. The main reasons are as follows:

1. The Company and a former subsidiary negotiated and agreed with a third party to settle the liability of the former subsidiary and release the obligations under the loan guarantee of the Company by repaying a certain amount to the third party. The Company, under the corporate guarantee, had to pay UDS 3.1 million (or Baht 130 million, approximately) on behalf of the former subsidiary.
As a result, the Company increased other incomes by Baht 1,552 million from Baht 48 million in the second quarter of 2002 to Baht 1,600 million in the second quarter of 2003. Because there is the provision for liabilities and charges of corporate guarantee of a former subsidiary amounting to Baht 1,549 million having been reversed to other income in the statement of income of the second quarter of 2003. The Company no longer has any obligations under the corporate guarantee.

2. The share of net results from subsidiaries, joint ventures, and associates increased by Baht 1,388 million, from Baht 793 million in the second quarter of 2002 to Baht 2,181 million in the second Quarter of 2003. The main reasons are as follows.

Company	Quarter 2/2003 (Baht Million)	Quarter 2/2002 (Baht Million)	Percent of Change
Advanced Info Service Plc.	2,204	655	236.49
Shin Satellite Plc.	129	196	(34.18)
ITV Plc.	(121)	(89)	(35.96)
Other	(31)	31	(200.00)
Total	**2,181**	**793**	**175.03**

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 8, 2003

SH 054/2003

August 8, 2003

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2003 regarding interim dividend payment

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") No. 4/2003 held on August 8, 2003 at 3.30 p.m. at the Meeting Room, 29th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2003 held on May 12, 2003.

2. Approved an interim dividend payment for the 6 months period of 2003, between January 1, 2003 and June 30, 2003, to the Company's shareholders at the rate of Baht 0.75 per share, totaling of Baht 2,202,991,875.

   The closing date of register book to determine the right to receive the dividends will be on August 25, 2003, at 12.00 noon and the date of dividend distribution will be on September 5, 2003.

3. Approved an acquisition of ordinary shares of Shin Satellite Public Company Limited (SATTEL) from Merry International Investment Crop. (Merry), a subsidiary of the Company, which is 100 percent held by the Company. The transaction is made in order to restructure of investment in SATTEL. The Company will direct invest in SATTEL. The detail of the transaction is as follow:

Number of ordinary shares	63,165,467
Percentage of Paid Up Capital of SATTEL	14.44
Price of Acquisition	24.45 per share (30 days weighted average of market price)
Total amount	Baht 1,544.40 million

   This transaction does not affect to the percentage of Company's shareholding in SATTLE. The Company merely wish hold directly 51.53 percent of paid up capital of SATTLE, which is the fact that the Company holds directly and indirectly through Merry; totaling 51.53 percent. The Company is required to report the transaction to the SET and SEC.

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 8, 2003

SH 055/2003

August 8, 2003

Subject : Submission of reviewed financial statements of the second quarter of 2003

To : The President
The Stock Exchange of Thailand

Enclosure : 1. A copy of the financial statements and auditor's report of the second quarter of 2003.
2. Report on Summarizing operating Results of the Company (Form F45-3)
3. Management Discussion and Analysis

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 4/2003, held on August 8, 2003, at 3.30 p.m. approved the balance sheets, statements of income, and cash flow statements of the second quarter of 2003 ended of June 30, 2003. The Company would like to submit the financial statements of the second quarter of 2003 including an explanation of the operating results.

The Company reported the net profit of the second quarter of 2003 of Baht 3,720 million, which increased by Baht 2,938 million or 375.70 percent from Baht 782 million of the net profit of the second quarter of 2002. The main reasons are as follows:

1. The Company and a former subsidiary negotiated and agreed with a third party to settle the liability of the former subsidiary and release the obligations under the loan guarantee of the Company by repaying a certain amount to the third party. The Company, under the corporate guarantee, had to pay UDS 3.1 million (or Baht 130 million, approximately) on behalf of the former subsidiary.
   As a result, the Company increased other incomes by Baht 1,552 million from Baht 48 million in the second quarter of 2002 to Baht 1,600 million in the second quarter of 2003. Because there is the provision for liabilities and charges of corporate guarantee of a former subsidiary amounting to Baht 1,549 million having been reversed to other income in the statement of income of the second quarter of 2003. The Company no longer has any obligations under the corporate guarantee.

2. The share of net results from subsidiaries, joint ventures, and associates increased by Baht 1,388 million, from Baht 793 million in the second quarter of 2002 to Baht 2,181 million in the second Quarter of 2003. The main reasons are as follows.

Company	Quarter 2/2003 (Baht Million)	Quarter 2/2002 (Baht Million)	Percent of Change
Advanced Info Service Plc.	2,204	655	236.49
Shin Satellite Plc.	129	196	(34.18)
ITV Plc.	(121)	(89)	(35.96)
Other	(31)	31	(200.00)
Total	**2,181**	**793**	**175.03**

MANAGEMENT DISCUSSION AND ANALYSIS

SHIN is a holding company which mainly invested in telecommunications, satellite, and media business. ADVANC, being its main principle investment (43.09% stake), is not accounted for a consolidation method but an equity method. For the analytical review purposes, the Company analyses operational result and financial position separately in the Company only and each of the significant investments.

In 2Q03, the Company changed its consolidation method for an investment in Lao Communications Company Limited (LTC), a 49.00% indirect investment of SATTEL, from an "equity method" to "proportionate consolidation method." This is due to the changes of its status from an associate to a joint venture as disclosed in note 6 of the interim financial statements. Nevertheless, the changed does not impact the financial statements of the Company in anyway.

OVERVIEW

In 2Q03, the Company received dividends for the fiscal year 2002 from its subsidiaries and an associate in the amount of Baht 2,114 million. The majority of contribution came from ADVANC in the amount of Baht 1,959 million. The Company has retained certain portion for the sinking fund (debenture plus interest repayment which is due in the future). The Company paid dividends for the fiscal year 2002 to the shareholders at Baht 0.50 per share (or dividend payout ratio of 27.78%) totaling Baht 1,467 million.

The resolution from the Company's shareholders meeting on ESOP-Grant II, the Company was given the approval by the shareholders to allocate 18.08 million units of warrants to directors and employees with the maturity period of 5 years and the exercise price is Baht 13.67 per unit.

The Company has successfully negotiated the release of corporate guarantee to a former subsidiary with a third party. The final settlement was agreed in the amount of USD 3.1 million or approximately Baht 130 million. This payment is on behalf of the former subsidiary. The remaining provision balance for liabilities and charges in the amount of Baht 1,549 million was reversed and written back to "other income" line item in the 2Q03's income statement. Thus, the Company no longer has any obligations nor the corporate guarantee outstanding.

At the end of 2Q03, the value of investment in subsidiaries, joint ventures, and associates (as per Equity Method) increased by Baht 2,033 million or Baht 30,979 million as of 30 June 2003 when compared to Baht 28,946 million at year-end 31 December 2002. ADVANC, the cellular provider, were the main value added to the share of net results.

The investment portion and investment value are summarised in the table below:

Investment Portion and Investment Value — Unit : Million Baht

	Investment portion (%)		Investment value			
	30 Jun. 2003	31 Dec. 2002	30 Jun. 2003	%	31 Dec. 2002	%
ADVANC	43.09	43.09	24,963	80.58	22,736	78.54
SATTEL	51.53	51.53	3,412	11.01	3,128	10.81
ITV	55.53	55.53	2,252	7.27	2,513	8.68
Others			352	1.14	569	1.97
Total investment value			30,979	100.00	28,946	100.00

Share of Net Results — Unit : Million Baht

	2Q03			1Q03			2Q02		
	% Held	Share of net profit (loss)	%	% Held	Share of net profit (loss)	%	% Held	Share of net profit (loss)	%
ADVANC	43.09	2,204	101.05	43.09	1,982	99.63	43.06	655	82.64
SATTEL	51.53	129	5.91	51.53	178	8.94	51.53	196	24.77
ITV	55.53	(121)	(5.54)	55.53	(140)	(7.03)	55.53	(89)	(11.17)
Others		(31)	(1.42)		(31)	(1.54)		31	3.76
Total share of results		2,181	100.00		1,989	100.00		793	100.00

The analysis for the operational results by comparing to the previous quarter and the same quarter of the previous year have been provided separately between SHIN (the Company only) and each of the significant investments as follows;

SHIN CORPORATION PUBLIC COMPANY LIMITED (the Company only) (SHIN)

Selected financial information (Unit: Million Baht)	2Q03	1Q03	2Q02
Other income	1,600	17	48
Share of net results	2,181	1,989	793
Selling and administrative expenses	65	41	45
Net profit	3,720	1,967	782
Earnings per share (Baht)	1.27	0.67	0.27

1. ANALYSIS OF OPERATION RESULTS

Analysis of operation results for the second quarter ended 30 June 2003 (2Q03) and the first quarter ended 31 March 2003 (1Q03)

SHIN's net profit increased by Baht 1,753 million or 89.12%, from Baht 1,967 million in 1Q03 to Baht 3,720 million in 2Q03, due to the following:

Other income

Other income increased by Baht 1,583 million from Baht 17 million in 1Q03 to Baht 1,600 million in 2Q03. The increased was attributed from the reversal of provision on liabilities and charges for the loan guarantee in the amount of Baht 1,549 million which the Company no longer has any obligations.

Share of Net Results

The share of net results from subsidiaries, joint ventures, and associates increased by Baht 192 million, from Baht 1,989 million in 1Q03 to Baht 2,181 million in 2Q03. The main reasons were as follow:

ADVANC: The share of net profit from ADVANC increased by Baht 222 million, from Baht 1,982 million in 1Q03 to Baht 2,204 million in 2Q03, due to the growth in ADVANC's net profit in correspond to subscribers increased, specifically in prepaid cellular service. (see more details in MD&A of ADVANC page 6-10).

SATTEL: The share of net profit from SATTEL decreased by Baht 49 million, from Baht 178 million in 1Q02 to Baht 129 million in 2Q03. This was because of the increasing in SATTEL's selling and administrative expenses, mainly due to the higher provision for allowance for bad debt and marketing expenses. (please see more details in MD&A of SATTEL page 11-21)

ITV: The share of net loss from ITV decreased by Baht 19 million, from a loss of Baht 140 million in 1Q03 to a loss of Baht 121 million in 2Q03. It's mainly from the revenue increased due to growing marketing events. (please see more details in MD&A of ITV page 21-23)

Selling and administrative expenses

The Company's selling and administrative expenses increased by Baht 24 million or 58.54% from Baht 41 million in 1Q03 compared to Baht 65 million in 2Q03. This is due to one-time promotional event in commemorating the Company's 20th anniversary called "SHIN FUN FAIR". The event was to create awareness and expressed our appreciation to its customers and every Thai people for great support to the Shin Group.



Analysis of operation results for the second quarter ended 30 June 2003 (2Q03) and the second quarter ended 30 June 2002 (2Q02)

SHIN's net profit increased by Baht 2,938 million or 375.70%, from Baht 782 million in 2Q02 to Baht 3,720 million in 2Q03, as a result of:

Other income

Other income increased by Baht 1,552 million from Baht 48 million in 2Q02 to Baht 1,600 million in 2Q03. Mainly, from the reversal of provision of liabilities and charges of loan guarantee, in the amount of Baht 1,549 million, which the Company no longer has any obligations.

Share of Net Results

The share of net results from subsidiaries, joint ventures, and associates increased by Baht 1,388 million, from Baht 793 million in 2Q02 to Baht 2,181 million in 2Q03. The main reasons were as follow:

ADVANC: The share of net profit from ADVANC increased by Baht 1,549 million from Baht 655 million in 2Q02 to Baht 2,204 million in 2Q03, due to the growth in ADVANC's net profit in corresponding to the continuously increase in subscribers, specifically in prepaid cellular service. Also, the decreased in the expenses related to the provision of bad debt and marketing expenses. (see more details in MD&A of ADVANC page 6-10)

SATTEL: The share of net profit from SATTEL decreased by Baht 67 million, from Baht 196 million in 2Q02 to Baht 129 million in 2Q03. This was because of the reduced foreign exchange gain and also the corporate income tax imposed on SATTEL due to the end of its tax losses carried forward in 1Q03. (please see more details in MD&A of SATTEL page 11-21)

ITV: The share of net loss from ITV increased by Baht 32 million, from loss of Baht 89 million in 2Q02 to loss of Baht 121 million in 2Q03. Although ITV generated more revenue as a result from the program schedule adjusting and program quality improvement, its cost increased from an increasing in cost of Thai drama and international series program, and included concession fee. (please see more details in MD&A of ITV page 21-23)

Selling and administrative expenses

The selling and administrative expenses of SHIN increased by Baht 20 million or 44.44% from Baht 45 million in 2Q02 to Baht 65 million in 2Q03, regarding to one-time promotional event in commemorating the Company's 20th anniversary called "SHIN FUN FAIR". The event was to create awareness and expressed our appreciation to its customers and every Thai people for great support to the Shin Group.

2. ANALYSIS OF FINANCIAL POSITION

SHIN's net assets (net of liabilities) or shareholders' equity increased by Baht 4,197 million, from Baht 26,691 million at 31 December 2002 to Baht 30,888 million at 30 June 2003. This was primarily from the net increasing in value of investments in the amount of Baht 2,033 million, of which mainly increased from share of net results. Also cash and short-term investment increased by Baht 784 million which was mainly resulted from dividend received from subsidiaries and an associate net of dividend paid to shareholders. Furthermore, a result of releasing the provision for loan guarantee in the amount of Baht 1,549 million.

Cash Flow

SHIN had cash inflow from operating activities in the amount of Baht 12 million for the six-month period ended 30 June 2003 while, in the same period of last year, the Company had cash outflow of Baht 79 million this was due to the corporate tax of 2001 which was paid in 2002.

SHIN had cash inflow from investing activities in the amount of Baht 2,541 million from major activities as follow:

- Receipted from loan and advances to related company of Baht 143 million.
- Proceed from short-term investment due to its maturity of Baht 297 million.
- Proceed from dividend received from subsidiaries and an associate of Baht 2,114 million.

SHIN had cash outflow from financing in the amount of Baht 1,473 million from major activities as follow:

- Paid dividend of Baht 1,467 million.
- Repaid loan due to its maturity of Baht 6 million.

Capital Structure and Liquidity

SHIN's liquidity ratio rose sharply to 12.95 times at 30 June 2003, from 1.44 times at 31 December 2002, due to the releasing the provision of loan guarantee.

The debt to equity ratio improved to 0.12 time at 30 June 2003, from 0.19 times at 31 December 2002 as a result of the growth in equity which was generated from operating results and the releasing the provision of loan guarantee.



ADVANCE INFO PUBLIC COMPANY LIMITED AND SUBSIDIARIES

EXPLANATION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

1. OVERVIEW

As of the second quarter in 2003, the company and its subsidiaries had the total of 12,263,200 mobile phone subscribers, comprising of 2,235,700 GSM Advance and GSM 1800 subscribers and 10,027,500 One-2-Call subscribers. The subscriber base grew 6.3% from the previous quarter or 56.5% higher compared to the year before. For market share is 62% same as the first quarter in 2003. During the second quarter, the popular in prepaid system still expanded over previous quarter.

The company and its subsidiaries had increased in operating profit by 3.1% and net profit by 11.2% compared to the previous quarter. In the second quarter of 2003, the company and its subsidiaries wrote off Baht 297 million worth of its spare-parts with more than one-year aging for conservative accounting (due to potential obsolescent due to technological changes) including in cost of service (maintenance). Moreover, income tax was adjusted down by Baht 251 million for prior periods due to change of calculation method, in tax accounting, for concession fee on refill card from the basis of usage to volume sales.

2. ANALYSIS OF OPERATION RESULTS

2.1. CONSOLIDATED FINANCIAL STATEMENT FOR THE THREE-MONTH ENDED JUNE 2003, COMPARING TO THE THREE-MONTH ENDED MARCH 2003.

Revenue from services and equipment rental

In the second quarter in 2003, the company and its subsidiaries generated Baht 18,406 million of revenue from services and equipment rental, increased Baht 584 million or 3.3% when compared to previous quarter. The result was from notably larger customer bases, especially the prepaid service.

Revenue from sales

Revenue from sales decreased from Baht 4,850 million to Baht 4,228 million in this quarter by Baht 622 million or 12.8% due to lower unit of handset sold.

Concession fee and excise tax

In the second quarter in 2003, the company and its subsidiaries recorded concession fee and excise tax of Baht 4,512 million, an increased of Baht 240 million or 5.6% because of higher service and equipment rental revenues.

Cost of services and equipment rental

Cost of services and equipment rental was Baht 4,796 million slightly increased from the previous quarter due mainly to the following factors:

(1) The company wrote off Baht 297 million in this quarter (first quarter: Baht 170 million) worth of its spare-parts with more than one-year aging including in cost of maintenance.

(2) In the first quarter, since the company changed an estimated useful life of Intelligence Network Equipment from 5 to 3 years, the amortization expense of the equipment increased Baht 124 million for the year 2002.

Costs of sales

Costs of sales decreased by Baht 162 million or 4.5% from the previous quarter to Baht 3,418 million due to the lower unit of handsets sold.

Selling and administrative expenses

Selling and administrative expenses of the company and its subsidiaries were Baht 2,667 million, a decrease of Baht 375 million or 12.3% from the previous quarter. AIS booked a write-off in mobile phone equipment of Baht 294 million in the previous quarter. Moreover, doubtful and bad debt account decreased by Baht 44 million, quarter on quarter.

Income tax

As of the second quarter in 2003, the company and its subsidiaries recorded income tax of Baht 1,757 million, decreased from previous quarter. In this quarter, income tax was adjusted down by Baht 251 million for prior periods due to change of calculation method, in tax accounting, for concession fee on refill card from the basis of usage to volume sales. Moreover, the company has continued to utilize loss carry forward of a subsidiary.

Net profit

From the aforesaid, the company and its subsidiaries reported net profit of Baht 5,125 million, an increase of Baht 518 million, or 11.2% compared to the previous quarter.

2.2. CONSOLIDATED FINANCIAL STATEMENT FOR THE THREE-MONTH ENDED JUNE 2003, COMPARING TO THE THREE-MONTH ENDED JUNE 2002.

Revenue from services and equipment rental

The company and its subsidiaries recorded Baht 18,406 million of revenue from services and equipment rental in the second quarter 2003, increased by Baht 3,782 million or 25.9% when compared with those of the second quarter 2002. The result came from the competitive intensity in this industry peaked in second half year 2002 and the popular in prepaid service which is given in lower tariff and convenience to purchase.

Revenue from sales

When compared with revenue as of the second quarter 2002, revenue from sales slightly decreased from Baht 4,262 million to Baht 4,228 million. Mobile phone trading was more competitive since May 2002 mainly due to unlock of phone ID (IMEI - International Mobile Equipment Identity) which effected higher mobile unit sold at competitive selling price.

Concession fee and excise tax

As of the second quarter 2003, the concession fee and excise tax increased by Baht 774 million or 20.7% because of an increase in service and equipment rental revenues.



Cost of services and equipment rental

Cost of services and equipment rental was up by Baht 1,239 million, or 34.8%. It increased to Baht 4,796 million from Baht 3,557 million in the same period last year. This was mainly from 3 components:

(1) The amortization of mobile phone networks was up Baht 602 million when compared to last year. The company had invested more in mobile phone network to support its subscriber growth

(2) The cost of maintenance increased Baht 335 million was primarily due to having written off Baht 297 million in this quarter worth of its spare-parts with more than one-year aging.

(3) The cost of base rental & electricity increased by Baht 265 million due to expansion of base station and more usage by larger customers base.

Costs of sales

Costs of sales increased by Baht 181 million or 5.6% from Baht 3,237 million to Baht 3,418 million as higher unit of handsets sold.

Selling and administrative expenses

Selling and administrative expenses of the company and its subsidiaries were Baht 2,667 million, which decreased by Baht 1,162 million or 30.3% from those of the second quarter in previous year because of the following reasons:

(1) A decrease in allowance for doubtful accounts by Baht 980 million.

(2) A decreased from marketing expense by Baht 214 million.

Income tax

In the second quarter this year, the company and its subsidiaries recorded Baht 1,757 million in income tax. Compared to the second quarter in previous year, income tax slightly decreased despite that the company and subsidiaries generated more pretax-profit as the following reasons:

(1) The company and its subsidiaries utilized loss carry forward of a subsidiary.

(2) In this quarter, income tax was adjusted down by Baht 251 million for prior periods due to change of calculation method, in tax accounting, for concession fee on refill card from the basis of usage to volume sales.

Net profit

From the above mentioned, the company and its subsidiaries reported a net profit Baht 5,125 million, an increase of Baht 3,599 million, or 235.8% when compared to the net profit of the second quarter 2002.



3. ANALYSIS OF FINANCIAL POSITION

3.1 ANALYSIS OF ASSETS

Cash on hand and cash equivalents and short-term investments

At the end of this quarter, the company and its subsidiaries' cash on hand and cash equivalents were Baht 7,662 million and current investments were Baht 104 million. By the ended of year 2002, the amount of cash on hand and cash equivalents was Baht 4,069 million and current investments were Baht 62 million. The increase was primarily from the net cash flow received from operating activities (from expansion of revenue from service and sales revenue) more than the net cash outflow from investing and financing activities.

Trade accounts receivable – net

At the end of this quarter, net trade accounts receivable decreased from Baht 7,239 million as of the end of 2002, to Baht 5,811 million. The decrease was primarily due to higher proportion of prepaid revenue and then results in the decline of average receivable collection period from 33 days (year ended 2002) to 28 days.

Net inventories

Net inventories increased to Baht 3,034 million at the end of this quarter. This amount increased Baht 1,073 million from the end of the year 2002 to support potentially higher sales in the future. Although the subsidiaries hold a larger amount of inventories, inventory turnover decreased from 43 days (year ended 2002) to 31 days.

Property and equipment – net

Net property and equipment totaled Baht 9,486 million as at June 2003, decreased from Baht 9,748 million at the year ended 2002. The decrease was mainly due to the change of estimated life of Intelligence network from 5 to 3 years.

Asset under concession agreements– net

Asset under concession agreements had increased from Baht 79,795 million at the end of year 2002 to Baht 81,260 million at the end of June 2003. It was caused by the larger investment in mobile service network to accommodate a larger customer base.

3.2 ANALYSIS OF LIABILITIES

Long-term debentures and long-term loans

During six month of this year, the company and its subsidiaries repaid for debenture principal and long term loan Baht 5,500 million and Baht 4,930 million respectively, totaling Baht 10,430 million. However, a subsidiary borrowed a new loan amounting Baht 3,943 million. At the end of this quarter 2003, the company and its subsidiaries had a total of Baht 45,247 million of the long-term debentures and loans. The portion of long-term debentures and loans can be divided into - :

1) Maturing within 1 year amounted to Baht 2,968 million and Baht 2,286 million, respectively, and
2) Over 1 years amounting to Baht 39,993 million.

Current portion of accrued Concession & Excise tax Fee

The company and subsidiary recorded current portion of accrued concession and excise tax fee of Baht 7,674 million which increased from Baht 4,474 million at year ended 2002. As stipulated in concession agreement, the company has to pay to TOT at minimum charges in January, April, July and October every year. Additional amount from minimum payment will be paid in November. Therefore, the accrued concession and excise tax fee will be lower by year end.

3.3 ANALYSIS OF SHAREHOLDERS' EQUITY

As of the end of this quarter, the company and its subsidiaries had Baht 56,542 million of equities, increased from Baht 51,241 million at the end of 2002. The followings reason:-

1. The retained earning increased by Baht 9,732 million from net profit.
2. In this quarter, the company had issued and fully paid up share capital (0.12 million shares) and premium on share capital equaled to Baht 6 million and recorded share subscription received in advance from management at Baht 67 million from exercise ESOP (Employee Stock Option Program).
3. During the first half of 2003, the company repurchased 0.38 million shares at the average price of Baht 33.08 per share. As of the end of this quarter the company repurchased totaling 2.54 million shares at the average price of Baht 32.73 per share.
4. In second quarter of 2003, the company had paid dividend to shareholder amounting to Baht 4,541 million at Baht 1.55 per share on May 23, 2003.

3.4 ANALYSIS OF LIQUIDITY

For the first half of 2003, the company and its subsidiaries grew their service and equipment rental revenues continuously. Net cash flow from operating activities increased from Baht 13,313 million in the second quarter 2002 to Baht 22,585 million in the second quarter 2003. The company and its subsidiaries had net cash flow from financing activities of Baht 10,968 million and net cash payment from investing activities of Baht 8,008 million. Thus, cash and cash equivalent of the company and its subsidiaries increased by Baht 3,609 million.

SHIN SATELLITE PUBLIC COMPANY LIMITED AND SUBSIDIARIES

MANAGEMENT DISCUSSION AND ANALYSIS

THE SECOND QUARTER 2003

1. OVERVIEW

This quarter's consolidated total revenue was 1,504 million baht, which had increased from the last quarter by 106 million baht, and was higher than that of the same quarter last year by 76 million baht. However, consolidated net profit had decreased in comparison with the same period last year, which was mainly due to a decrease in gain from foreign exchange by approximately 70 million baht, while income tax increased by as much as 80 million baht.

This quarter's revenue from telephone business in Indochina was 337 million baht, which had increased by 165 million baht from that of the same period last year. Revenue from Internet business was 308 million baht, which had increased from the last quarter by 108 million baht, and was higher than that of the same period last year by 199 million baht. Revenue from transponder leasing, and related business had decreased from the last quarter by 55 million baht, and was lower than that of the same period last year by 122 million baht.

The Company has total costs in the second quarter this year at 825 million baht, which was higher than that of the last quarter by 29 million baht, and was higher than that of the same period last year by 139 million baht.

1.1 Transponder leasing and related business

- MCOT (The Mass Communication Organization of Thailand) had extended their contract with the Company to lease C-band transponder to be used for radio and television broadcast in Thailand for 10 more years. Moreover, the strong appreciation of Thai Baht against US dollar as much as 1.2% had directly affected the Company's revenue based in US dollar. However, the Company had successfully agreed certain amount of insurance claim that arose from the anomaly of Thaicom 3 with a major satellite insurer. The major insurer will coordinate with the other insurers regarding contract and claim settlement, which is expected to be finalized in the near future.
- The construction of iPSTAR has been carried on in accordance with the schedule. The propulsion system has already been incorporated with the satellite main body, while communication sub-system is being incorporated. The Company has started to serve First Generation Gateway in Thailand and other countries in Indochina as well. The Company has successfully set up more gateways in Taiwan and Burma, while there are also additional service contracts in Australia and Malaysia.

1.2 Internet Business

After the completion of the merger, the costs of service, selling and administration expenses have reduced substantially. Products under CS Loxinfo's brand have been introduced, including Hotspot, which is a wireless, high-speed Internet, as well as i-learn, which uses iPSTAR's capacity to serve distance education and videoconferences.

1.3 Telephone Business

In this quarter, the Company has expanded and improved the network coverage while trying to offer premium services rather than utilizing the strategy in terms of price. Lao Telecommunications (LTC)has also agreed to be an iPSTAR service agent in Laos. Such achievements should facilitate and prolong the market-leader position of LTC.

2. OPERATING RESULTS

2.1 Financial Statement for 3 months ended June 2003 in comparison with 3 months ended March 2003. (Please see attachment 1 for details of comparative Income statement)

(Million Baht)	Quarter 2 2003	Quarter 1 (1) 2003	Change
Sales and servie Income	1,463	1,410	4%
Cost of Sales and services	825	796	4%
Selling and Administrative	288	165	74%
Net Profit	260	353	-26%

(1) Reclassified as to the results of the second quarter 2003

Revenue

In the second quarter of 2003, Sales and services revenue increased, despite a decrease in revenue from transponder services. Revenue from Internet business soared in this quarter. Sales and service revenue for the three month period ended June 30,2003 was 1,463 million baht, increased by 53 million or 4% from 1,410 million baht in the first quarter 2003. This was due to:

Satellite Transponder leasing and related Services

Revenue from transponder services for the second quarter 2003 was 818 million baht, decreased by 55 million baht or 6%, down from 873 million baht in the first quarter 2003, due to

- a 1.2% baht appreciation for the three-month period of the first quarter of 2003 compared with the three-month period of the first quarter of 2003
- non-renew of the 3 transponders-Transponder service agreement by Department of Space (DOS) that was due in May 2003 while the new customer has started to lease the such transponders but has not utilized as many as they agreed yet

- a decrease in revenue from the sale of iPSTAR User Terminals since during this quarter, the Company has focused on installing additional First Generation Gateway in Australia apart from the current gateways that are already in operation in Thailand Myanmar and Taiwan. The new gateway has already been in place and expected to commence its service in the third quarter of 2003. We anticipate that a number of user terminals will be sold after the operation of the new additional gateways.

Internet Services

Revenue from the Internet business in the second quarter 2003 was 308 million baht, increased by 108 million baht or 54%, up from 200 million baht in the last quarter. This was substantially due to the whole quarter recognition of the revenue from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003.

Telephone Network Services

Revenue from the telephone network business in the second quarter of 2003 was 337 million baht, unchanged when compared with that of the previous quarter. Revenue from Cambodia Shinawatra Co.Ltd was not changed while revenue from Lao Telecommunications Co.,Ltd was increase a bit during this quarter.

Costs

The Company's total costs increased, reflecting a higher in cost of providing Internet business in spite of a decrease in cost of providing satellite services. This represented an increase of 29 million baht or 4% up from 796 million baht in last quarter to 825 million baht, due to the following:

- a decrease in cost of providing satellite services caused by
  - a decrease in cost of sales of iPSTAR User Terminal corresponding to a decrease in its revenue.
  - a decrease in concession fee payable to government which was in accordance with lower transponder revenue.
  - a decrease in amortization related to inter-satellite traffic transfer cost which were fully amortized over the tenor of some certain of service agreements in this quarter.
  - a decrease in backbone cost due to the reduction in capacity usage and also in selling price.
- an increase in the cost of the Internet business due to the whole quarter recognition of cost of sales and service from Loxley Information Services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd., in March 2003.

Selling and Administrative Expenses

Selling and administrative expenses in the second quarter of 2003 were 288 million baht, an increase of 123 million baht or 74% from 165 million baht in the first quarter 2003. This was primarily due to:

- the recognition of expenses from Loxley information Services Co., Ltd for the whole quarter.
- an increase in doubtful expenses incurred by Camshin because Camshin lowered its allowance for doubtful account last quarter as a result of the change in policy of setting provision for doubtful accounts to 100% of 12-month overdue receivable and 20% of 6-month overdue receivable; from the previous policy, 100% of 3-month overdue receivable. The change in the policy is according to current client's payment behavior.

- an increase in marketing expenses relating to iPSTAR project.

Interest Expenses

Interest expenses was 32 million baht for the three-month period ended June 2003, decreased by 5 million baht or 13% from 37 million baht for the first quarter of 2003,as a result of a repayment of loan of Camshin during the period. Interest expenses related to iPSTAR project were capitalized to the cost of the project.

Gain (Loss) from Foreign Exchange

Due to the strengthening of the Thai Baht during this quarter, the Company recorded a 34 million baht-gain on exchage rate in the second quarter of 2003, while it gained 4 million baht in the previous quarter.

Share of Net Profit from Investments

Due to the change in the method of recognition of financial results contributed by LTC from equity method to proportionate consolidation since January 1,2003, there was no share of net results from investments in LTC recorded in the company's financial statement. In the second quarter of 2003, the Company has recognized net result of 0.2 million baht contributed by Loxinfolink Communications (Thailand) Co.,Ltd, the new investment acquired by Csloxinfo Co.,Ltd this quarter.

Income Tax

Income tax in the second quarter of 2003 was 81 million baht, an increase of 6 million baht or 8%, up from 75 million of the previous quarter. This was primarily due to Shin Satellite Plc's income before tax of over 300 million baht in May 2003, so it has to use 30% income tax rate to calculate income tax for an income that was over 300 million baht. This was pursuant to the royal decree number 387/2000 – The company that got listed on the Stock Exchange of Thailand before September 6,2000 can use 25% tax rate to calculate income tax for the income amount not over 300 million baht)

Profit

Net Profit was 260 million baht for the three months ended June 30,2003, a decrease of 93 million baht, or 26%, from 353 million for the first quarter of 2003. Operating profit was 349 million, decreased by 98 miilion baht or 22% and EBITDA was 663 million baht, a decrease of 80 million baht or 11%.

2.2 Financial Statement for 3 months ended June 2003 in comparison with 3 months ended June 2002.

(Million Baht)	Quarter 2 2003	Quarter 2 2002	Change
Sales and servie Income	1,463	1,221	20%
Cost of Sales and services	825	686	20%
Selling and Administrative	288	229	26%
Net Profit	260	414	-37%



Revenue

Sales and services in the second quarter of 2003 was 1,463 million baht, reflecting an increase in revenue from Internet business and revenue from telephone network service despite a decrease in revenue from transponder service. This represented an increase by 242 million or 20% from 1,221 million baht in the same period of 2002. This was primarily attributable to:

Satellite Transponder Leasing and Related Services

Revenue from transponder services for the second quarter 2003 was 818 million baht, decreased by 122 million baht or 13%, down from 940 million baht in the same period in the previous year, due to

- non-renew of the 3 transponders-Transponder service agreement by Department of Space (DOS) that was due in May 2003 while the new customer has started to lease the such transponders but has not utilized as many as they agreed yet
- an average of 0.28% baht appreciation for the three-month period of the second quarter of 2003 as compared with that of the same period last year.
- offset by an increase in revenue from the first generation gateway services and sale of user terminals due to the continuous growth of customer base.

Internet Services

Revenue from the Internet business in the second quarter 2003 was 308 million baht, increased by 199 million baht or 183%, up from 109 million baht in the same period last year. This was substantially due to the recognition of the entire quarter's revenue contributed by Loxley Information services Co. Ltd. after it was acquired by CS Loxinfo Co. Ltd. in March 2003.

Telephone Network Services

Revenue from the telephone network business in the second quarter of 2003 was 337 million baht, an increase of 165 million baht or 96%, from 172 million baht in the second quarter of 2002. This was due to a proportionate consolidation of revenue from LTC and an increase in Camshin's number of subscribers especially the prepaid mobile subscribers. An increase in the average minute utilization per subscriber was another factor that has led to an increase in the airtime revenue per subscriber.

Costs

In the second quarter of 2003, the Company had total costs of 825 million baht, an increase of 139 million baht or 20% compared with 686 million baht in the same period previous year, due to the following:

- an increase in the cost of the Internet business due to the recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003.
- an increase in the cost of the telephone business caused by
  - a proportionate consolidation of cost of sale and service from LTC.
  - an increase in maintenance cost ,base station rental and amortization of telecommunications equipment from Camshin.



Selling and Administrative Expenses

Selling and administrative expenses in the second quarter 2003 was 288 million baht, an increase of 59 million baht or 26%, compared with 229 million baht in the second quarter of 2002. This was attributable to an increase in the expenses from Loxley Information Services Co. Ltd. and Lao Telecommunications and that during this quarter the company recorded an increase in marketing expenses relating to iPSTAR project.

Interest Expenses

Interest expenses amounted to 32 million baht, down by 36 million baht or 53% from 68 million baht in the second quarter of 2002, as a result of the full redemption of a high-interest rate debenture (Last installment of 750 million baht was made in November 2002) Interest expenses relating to iPSTAR project were capitalized to the cost of the project.

Gain (Loss) from Foreign Exchange

The Company gained 34 million baht from foreign exchange this quarter, while it gained 110 million baht in the same period the previous year.

Share of Net Profit from Investments

Due to the change in the method of recognition of financial results contributed by LTC from the equity method to proportionate consolidation since January 1,2003, there was no share of net results from investments in LTC presented in the company's financial statement.

In the second quarter of 2003, the Company has recognized net result contributed by Loxinfolink Communications (Thailand) Co.,Ltd, the new investment acquired by Csloxinfo Co.,Ltd this quarter.

Income Tax

Income tax in the second quarter of 2003 was 81 million baht, an increase of 80 million baht up from 1 million in the same quarter of 2002. This was substantially due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

Profit

Net Profit was 260 million baht for the three months ended June 30,2003, a decrease of 154 million baht, or 37%, from 414 million of the same quarter last year. Operating profit was 349 million, increased by 44 miilion baht or 14% and EBITDA was 663 million baht, an increase of 89 million baht or 15%.

2.3 Financial Statement for 6 months ended June 2003 in comparison with 6 months ended June 2002.

(Million Baht)	Jan - Jun 2003	Jan - Jun 2002	Change
Sales and servie Income	2,873	2,415	19%
Cost of Sales and services	1,622	1,355	20%
Selling and Administrative	454	391	16%
Net Profit	613	804	-24%

Revenue

Revenue from Internet business and networking service made a huge rise in the six-month period ended June 30,2003 compared with the same period last year. Even with a decrease in our revenue from transponder services, sales and services for the six-month period of 2003 was 2,873 million baht, increased by 458 million or 19% from 2,415 million baht in the same period of 2002. This was primarily attributable to:

Satellite Transponder Leasing and Related Services

Revenue from transponder services was 1,691 million baht, decreased by 217 million baht or 11%, down from 1,908 million baht in the same period last year, due to

- non-renew of the 3 transponders, Transponder service agreement by Department of Space (DOS) that was due in May 2003 while the new customer has started to lease the such transponders but has not utilized as many as they agreed yet
- an outage claim corresponding to Thaicom – 3 anomaly.
- an average of 1.45% baht appreciation for the first six months of 2003 compared with that of the same period last year.
- offset by an increase in revenue from the first generation gateway services and sale of user terminals due to the continuous growth of customer base.

Internet Services

Revenue from the Internet business was 508 million baht, increased by 306 million baht or 151%, up from 202 million baht in the six-month period last year. This was substantially due to the recognition of revenue from Loxley Information services Co. Ltd. after it was acquired by CS Loxinfo Co. Ltd. in March 2003 and an increase in leased line subscribers together with broadband satellite internet subscribers i.e. iPTV Turbo and iPSTAR.

Telephone Network Services

Revenue from the telephone network business for the six-month period ended June 30,2003 was 673 million baht, an increase of 368 million baht or 121%, from 305 million baht in the same period of 2002. This was due to a proportionate consolidation of revenue from LTC and an increase in Camshin's number of subscribers especially the

prepaid mobile subscribers including an increase in the average minute utilization per subscriber which has led to an increase in the airtime revenue per subscriber.

Costs

In the first half of 2003, the Company had total costs of 1,622 million baht, an increase of 267 million baht or 20% compared with 1,355 million baht in the same period last year, due to the following:

- an increase in the cost of the Internet business due to recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003.
- an increase in the cost of the telephone business caused by
  - a proportionate consolidation of cost of sale and service from LTC.
  - an increase in maintenance cost , base station rental ,utility cost and amortization of telecommunications equipment from Camshin.

Selling and Administrative Expenses

Selling and administrative expenses was 454 million baht, an increase of 63 million baht or 16%, compared with 391 million baht in the same period of 2002. This was attributable to an increase in the expenses from Loxley Information Services Co. Ltd., and Lao Telecommunications and marketing expenses relating iPSTAR project.

Interest Expenses

Interest expenses amounted to 69 million baht, down by 73 million baht or 52% from 142 million baht in the first six-month of 2002, as a result of the full redemption of the rest of 1,500 million baht high-interest rate debenture in May and November 2003. Interest expenses relating to iPSTAR project were capitalized to the cost of the project.

Gain (Loss) from Foreign Exchange

The Company gained 39 million baht from foreign exchange during this six-month period, while it gained 140 million baht in the same period last year.

Share of Net Profit from Investments

Due to the change in the method of recognition of financial results contributed by LTC from the equity method to proportionate consolidation since January 1,2003, there was no share of net results from investments in LTC presented in the company's financial statement.

In the second quarter of 2003, the Company has recognized net result contributed by Loxinfolink Communications (Thailand) Co.,Ltd, the new investment acquired by Csloxinfo Co.,Ltd this quarter.

Income Tax

Income tax for the first six months of 2003 was 156 million baht, an increase of 146 million baht up from 10 million in the same quarter of 2002. This was substantially due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

Profit

Net Profit for the six months period ended June 30,2003,was 613 million baht a decrease of 190 million baht, or 24%, from 803 million baht in the same period last year. Operating profit was 797 million, increased by 135 miilion baht or 20% and EBITDA was 1,406 million baht, an increase of 209 million baht or 17%.

3 Financial Position

3.1 Assets

3.1.1 Asset Components

At the end of June 2003, the Company had total assets of 24,171 million Baht, an increase from the end of 2002 of 19% (20,307 million Baht). The major asset components comprise:

Asset	June 30,2003		December 31,2002	
	Amount (million bt)	% of Total Asset	Amount (million bt)	% of Total Asset
Current Assets	3,297	13.6	2,272	11.2
Property and equipment, net	15,435	63.9	11,649	57.4
Investment in subsidiaries and associates	2.4	0.01	778	3.8
Cost of satellite projects under the concession agreement, net	5,154	21.3	5,481	27.0

In this quarter, the company's total assets included the assets of Loxley Information Services Co. Ltd., which was acquired by CS Loxinfo Co. Ltd., in March 2003 and also the assets of Lao Telecommunications Co. Ltd., according to the new accounting method as previously mentioned. Most of Company's assets are fixed. An increase in Property and Equipment in this quarter was accounting for as iPSTAR project expenditure and a proportionate consolidation of LTC's assets.

According to the change in accounting method related to the investment in LTC since January 1,2003, there was no investment in LTC presented in the Company's consolidated financial statement. In the second quarter of 2003, the Company recorded new investment in Loxinfolink Communications (Thailand) Co.,Ltd. which was acquired by CSL in this quarter.

3.1.2 Asset Quality

Presently, the Company had no assets for which it had to make provision for asset impairment.

3.1.3 Accounts Receivable

In this quarter, the Company had an average accounts receivable collection period of 58 days, down from 78 days of last quarter. This was because the Company could collect the money from our receivable that failed to make payment last quarter. In addition, the Company allowed some customers that encounter the financial problem to reschedule their payment in order to allay the risk to become a bad debt.

The Company has a policy to closely follow and evaluate its collection performance. The Company analyses individual customer using the specific method and believes it has sufficient provision as of June 30, 2003, for doubtful accounts.

3.2 Liquidity

3.2.1 Current Ratio and Short-term Liabilities

At the end of second quarter of 2003, the Company had a current ratio of 0.75 times, increased from 0.43 at the end of 2002. This was due to signing long-term loan agreements for the iPSTAR Project in November 2002. These loans were used to repay existing short-term loans and accounts payable, consequently reducing current liabilities.

3.2.2 Cash Flow

At the end of June 2003, the Company had cash and cash equivalents of 1,103 million baht, which comprised:

1. Net cash flows from operations 1,484 million baht.
2. Net cash flows used in investing activities, 3,509 million baht, of which most cash payments were invested in iPSTAR;
3. Net cash flows from financing activities amounted to 2,526 million baht. The Company has cash flow from long-term loans, most of which came from a loan for the iPSTAR Project.

3.3 Capital Expenditures

The current major investing expense is for the iPSTAR project, with an estimated project cost of approximately US$ 390 million. Sources of funds to proceed with the project are derived from the Company's operating cash flows as well as loans from financial institutions and the guaranteed facilities from the Export and Import Bank of United States of

America and COFACE of France. The iPSTAR project is the first broadband satellite project in Asia Pacific. The Company is confident that the project will start operating in 2004.

3.4 **Sources of Funds**

3.4.1 Capital Structure

At the end of March 2003, the Company had a debt to equity ratio of 1.64, which was comprised of 62.2% debt financing, and 37.8% equity. The Company increased its debt finance from 60%, and 40% equity at the end of 2002. Such increase was due to an increase in net borrowings after loan repayments. Such borrowings were for the iPSTAR project.

3.4.2 Shareholder's Equity

At the end of June 2003, the Company's shareholders' equity was 8,039 million baht, an increase of 835 million baht or 12%, up from 7,204 million baht at the end of 2002. This was due to earnings of net income in this quarter and an increase in minority interest according to the acquisition of Loxley Information Services Co. Ltd.

In this quarter, the Company set additional legal reserves of 87 million baht up from 56 million baht at the end of 2002.

3.4.3 Liabilities

At the end of June 2003, the Company had short-term borrowings and long-term loans (net effect after hedging) of 13,219 million baht, an increase of 2,446 million baht from 10,773 million baht at the end of 2002. That resulted from borrowings for the iPSTAR project, which is expected to commence its services in 2004. The Company has a policy to manage its foreign exchange exposure by using an appropriate financial instrument. Moreover, almost 90% of the Company's revenue is in US dollars, therefore, the Company can also get a benefit from its "natural hedge."

ITV PUBLIC COMPANY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

- ANALYSIS OF OPERATION RESULTS

1. **Consolidated Financial Statements for the three-month ended 30 June 2003 (2Q03) compared with the three-month ended 31 March 2003 (1Q03)**

In the second quarter in 2003, the company and its subsidiaries generated the total revenue of Baht 449 million, increased by Baht 76 million or 20% from Baht 373 million in the previous quarter. The Company's gross profit was Baht 150 million, an increase of Baht 36 million or 32% from Baht 114 million in 1Q03. After operating costs and concession fee, the Company recorded a net loss of Baht 179 million, a decrease of Baht 34 million or 16% better than 1Q03 where the net loss was Baht 213 million.

Revenue Analysis

2Q03 total revenue was Baht 449 million, comprised of advertising revenue of Baht 370 million, airtime rental of Baht 79 million, and other revenue was around Baht 0.65 million.

Advertising revenue in this quarter increased by Baht 76 million or 26% from Baht 294 million in the previous quarter, primarily due to raise in marketing events such as Miss Thailand Contest, Legend of Rock Star Concert and Beach Soccer University, which generated additional advertising revenue for the company.

The **airtime rental revenue** was Baht 79 million, which is the same level as the previous quarter.

Other revenue was in the same level as 1Q03, mainly from interest revenue.

<u>Cost of Services and Selling & Administrative Expenses Analysis</u>

The cost of services and selling and administrative expenses was Baht 415 million, increased by Baht 42 million or 11% from Baht 373 million in 1Q03, this was primarily due to :

The cost of services in 2Q03 was Baht 299 million, increased by Baht 40 million or 15% from Baht 259 million in 1Q03, due mainly to a production cost for three major marketing events in 2Q03 in comparison to 1Q03 there was only one marketing event.

Selling and administrative expenses was Baht 116 million, increased by Baht 3 million mainly from the marketing expenses which increased corresponding to the increase in revenue. The company's earning before concession in this quarter was Baht 35 million, increased by Baht 0.80 million. Concession fee of Baht 200 million and Interest payable was Baht 13 million, which was the same level as the previous quarter.

2. Consolidated Financial Statements for the three-month ended 30 June 2003 (2Q03) compared with the three-month ended 30 June 2002 (2Q02)

The Company's total revenue in 2Q03 was Baht 449 million, increased by Baht 27 million or 7% from Baht 422 million in 2Q02. Meanwhile, the cost of service increased by Baht 52 million or 21% which is higher than the increase of revenue, has brought the company's gross profit in 2Q03 down to Baht 150 million from Baht 174 million or decreased by Baht 24 million or 14% in 2Q02. After operating costs and concession fee, the Company's net loss was higher than the previous quarter, by Baht 59 million or 49%, where the net loss was Baht 120 million. This was primarily due to :

<u>Revenue Analysis</u>

The **advertising revenue** in 2Q03 was Baht 370 million, grew by Baht 36 million or 11% from Baht 334 million in 2Q02, even though in 2Q02 there was supported revenue from FIFA World Cup. The increase in advertising revenue deriving mainly from the higher advertising sales, which resulted from the program schedule adjusting. Besides, there were program quality improvement and more marketing effort in 2Q03, which boosted up the advertising volume.

The **airtime rental** of Baht 79 million represented a decrease of 5% or Baht 4 million from Baht 83 million in

Other revenue was Baht 0.65 million, dropped by Baht 4 million primarily from a decrease of interest revenue.

Cost of Services and Selling & Administrative Expenses

In the second quarter of 2003, the cost of services and selling and administrative expenses increase by Baht 66 million compared with 2Q02, primarily due to :

The cost of services were up by Baht 52 million from Baht 247 million in 2Q02 to Baht 299 million in 2Q03. This was mainly from an increase in program cost from the increased number of marketing events in this quarter. In comparison to 2Q02, the programming cost of FIFA World Cup broadcasting is very low. Additionally, there were more Thai drama and International series broadcasting day.

Selling and administrative expenses were Baht 116 million, grew by Baht 15 million from 2Q02, primarily from an increased in depreciation expenses caused by additional assets from office relocation. Furthermore, there was an increase in staff-related expenses due to the increase in number of staff in order to support the business expansion and revenue growth, and the increases in marketing promotional expenses according to the major program schedule adjustment.

The concession fee increased by Baht 25 million in 2Q03 due to annual increase of Baht 100 million from 2002, as stipulated in the concession agreement.

Interest payable dropped by 28% from Baht 19 million in 2Q02 to Baht 13 million in this quarter, resulting from the interest rate reduction.

- FINANCIAL POSITION ANALYSIS

On 30 June 2003, the Company's total assets were Baht 3,302 million, which slightly dropped by Baht 7 million at the end of 2002. The company's assets primarily consisting of assets under the concession agreement, which accounted for Baht 2,513 million or 76% of the total assets, went up by Baht 92 million from an investment in 3 additional transmission stations and additional asset from office relocation. Accounts receivable, another key asset, was Baht 409 million or 12% of total assets, increased by Baht 26 million from the end of 2002. In addition, there was an entertainment programs investment of Baht 92 million, a slight increased from the year 2002.

Debt to equity ratio (D/E) was 1.3 times on 30 June 2003, went up from 0.81 times on 31 December 2002 mainly resulted from the increased in concession fee payable.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2003 AND 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2003 and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2003 and 2002, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2003 and 2002 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 21 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Bangkok
6 August 2003

Shin Corporation Public Company Limited

Balance Sheets

As at 30 June 2003 and 31 December 2002

		Consolidated		Company	
		30 June 2003	31 December 2002	30 June 2003	31 December 2002
		Unaudited	Audited	Unaudited	Audited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		3,497,649	2,130,368	2,063,159	984,134
Current investments		317,167	610,420	304,664	600,000
Trade accounts and notes receivable, net	5	2,091,341	1,873,667	239,018	238,447
Amounts due from, advances and short-term loans to related parties	13	6,854	57,937	785,401	851,086
Inventories, net		702,772	439,391	-	-
Other current assets		843,308	857,560	27,948	24,035
Total current assets		7,459,091	5,969,343	3,420,190	2,697,702
Non-current assets					
Investments in subsidiaries, associates and joint ventures	6	24,935,850	23,481,836	30,979,120	28,946,287
Other investments		43,905	43,905	25,000	25,000
Loans to a related party	13	-	-	-	71,452
Property and equipment, net	7	15,794,010	11,905,422	57,661	55,866
Other assets					
Property and equipment under concession agreements, net	7	7,520,177	7,764,709	-	-
Goodwill, net	7	1,672,339	1,659,725	-	-
Intangible assets, net	7	231,179	339,078	35,697	40,614
Other assets		137,757	84,917	6,761	6,866
Total non-current assets		50,335,217	45,279,592	31,104,239	29,146,085
Total assets		57,794,308	51,248,935	34,524,429	31,843,787


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________ Director ______________

Shin Corporation Public Company Limited

Balance Sheets (continued)

As at 30 June 2003 and 31 December 2002

		Consolidated		Company	
		30 June 2003 Unaudited	**31 December 2002 Audited**	**30 June 2003 Unaudited**	**31 December 2002 Audited**
	Notes	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	8	967,931	2,631,598	-	-
Trade accounts and notes payable		1,924,090	1,514,955	2,970	4,975
Amounts due to and loans from related parties	13	7,335	3,630	9,383	613
Short-term loan from other company	8	6,102	-	-	-
Current portion of long-term borrowings	8	772,304	652,877	11,539	11,460
Accrued concession fees		1,424,829	629,726	-	-
Provision for liabilities and charges	9	-	1,725,963	-	1,725,964
Other current liabilities		1,167,310	1,178,700	240,709	125,459
Total current liabilities		6,269,901	8,337,449	264,601	1,868,471
Non-current liabilities					
Swap contracts payable, net		240,935	25,564	-	-
Long-term borrowings, net	8	12,336,994	8,542,720	218,769	219,242
Long-term debentures, net	8	2,970,759	2,967,026	2,970,759	2,967,026
Other liabilities		385,656	318,315	182,026	98,464
Total non-current liabilities		15,934,344	11,853,625	3,371,554	3,284,732
Total liabilities		22,204,245	20,191,074	3,636,155	5,153,203
Shareholders' equity					
Share capital					
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		2,937,000	2,937,000	2,937,000	2,937,000
Warrants		607,941	607,941	607,941	607,941
Premium on share capital		4,837,500	4,837,500	4,837,500	4,837,500
Unrealised gain from revaluation of current investment		2,129	-	2,129	-
Cumulative foreign currency translation adjustment		(13,673)	10,192	(13,673)	10,192
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		22,017,377	17,797,951	22,017,377	17,797,951
Total parent's shareholders' equity		30,888,274	26,690,584	30,888,274	26,690,584
Minority interests		4,701,789	4,367,277	-	-
Total shareholders' equity		35,590,063	31,057,861	30,888,274	26,690,584
Total liabilities and shareholders' equity		57,794,308	51,248,935	34,524,429	31,843,787

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 30 June 2003 and 2002

		Consolidated		Company	
		30 June 2003	30 June 2002	30 June 2003	30 June 2002
		Unaudited	Unaudited	Unaudited	Unaudited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		2,555,546	2,263,817	77,431	74,278
Other income	11	1,652,847	193,821	1,599,804	47,847
Share of net results from investments - equity method		2,205,843	711,519	2,181,358	792,646
Total revenues		6,414,236	3,169,157	3,858,593	914,771
Expenses					
Cost of sales and services		1,514,978	1,313,153	25,829	27,998
Concession fee		360,250	348,955	-	-
Selling and administrative expenses		571,512	417,307	64,882	44,933
Directors' remuneration		2,545	601	1,600	120
Total expenses		2,449,285	2,080,016	92,311	73,051
Income before interest and tax		3,964,951	1,089,141	3,766,282	841,720
Interest expense		(92,631)	(143,841)	(46,644)	(59,423)
Income tax		(91,170)	(25,897)	-	-
Income before minority interests		3,781,150	919,403	3,719,638	782,297
Share of net result from subsidiaries to minority interests		(61,512)	(137,106)	-	-
Net income for the period		3,719,638	782,297	3,719,638	782,297
Basic earnings per share (Baht)	3				
Net income for the period		1.27	0.27	1.27	0.27
Diluted earnings per share (Baht)	3				
Net income for the period		1.27	0.27	1.27	0.27


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the six-month periods ended 30 June 2003 and 2002

		Consolidated		Company	
		30 June 2003	30 June 2002	30 June 2003	30 June 2002
		Unaudited	Unaudited	Unaudited	Unaudited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		4,853,396	4,393,507	156,262	164,176
Other income	11	1,684,973	572,734	1,616,369	376,999
Share of net results from investments					
- equity method	6	4,188,366	2,156,535	4,170,395	2,188,813
Total revenues		10,726,735	7,122,776	5,943,026	2,729,988
Expenses					
Cost of sales and services		2,853,708	2,519,350	54,591	57,378
Concession fee		734,858	710,692	-	-
Selling and administrative expenses		949,612	790,975	105,991	84,653
Directors' remuneration		5,747	2,068	3,243	1,200
Total expenses		4,543,925	4,023,085	163,825	143,231
Income before interest and tax		6,182,810	3,099,691	5,779,201	2,586,757
Interest expense		(188,407)	(284,953)	(92,917)	(101,302)
Income tax		(168,095)	(50,150)	-	-
Income before minority interests		5,826,308	2,764,588	5,686,284	2,485,455
Share of net result from subsidiaries to					
minority interests		(140,024)	(279,133)	-	-
Net income for the period		5,686,284	2,485,455	5,686,284	2,485,455
Basic earnings per share (Baht)	3				
Net income for the period		1.94	0.85	1.94	0.85
Diluted earnings per share (Baht)	3				
Net income for the period		1.94	0.85	1.94	0.85


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED



Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited)

For the six-month periods ended 30 June 2003 and 2002

	Consolidated (Baht'000)								
	Issued and paid up share capital	Warrants	Premium on share capital	Unrealised gain from revaluation of current investment	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2001	2,937,000	-	4,837,500	-	500,000	12,516,518	10,480	3,157,250	23,958,748
Foreign currency translation adjustment									
decrease during the period	-	-	-	-	-	-	(23,720)	-	(23,720)
Net income for the period	-	-	-	-	-	2,485,455	-	-	2,485,455
Warrants	-	607,941	-	-	-	-	-	-	607,941
Minority interests increase during the period	-	-	-	-	-	-	-	1,113,875	1,113,875
As at 30 June 2002	2,937,000	607,941	4,837,500	-	500,000	15,001,973	(13,240)	4,271,125	28,142,299
As at 31 December 2002	2,937,000	607,941	4,837,500	-	500,000	17,797,951	10,192	4,367,277	31,057,861
Foreign currency translation adjustment									
decrease during the period	-	-	-	-	-	-	(23,865)	-	(23,865)
Unrealised gain from revaluation									
of current investment	-	-	-	2,129	-	-	-	-	2,129
Net income for the period	-	-	-	-	-	5,686,284	-	-	5,686,284
Minority interests increase during the period	-	-	-	-	-	-	-	334,512	334,512
Dividend paid during the year	-	-	-	-	-	(1,466,858)	-	-	(1,466,858)
As at 30 June 2003	2,937,000	607,941	4,837,500	2,129	500,000	22,017,377	(13,673)	4,701,789	35,590,063

	Company (Baht'000)								
	Issued and paid up share capital	Warrants	Premium on share capital	Unrealised gain from revaluation of current investment	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2001	2,937,000	-	4,837,500	-	500,000	12,516,518	10,480	-	20,801,498
Foreign currency translation adjustment									
decrease during the period	-	-	-	-	-	-	(23,720)	-	(23,720)
Net income for the period	-	-	-	-	-	2,485,455	-	-	2,485,455
Warrants	-	607,941	-	-	-	-	-	-	607,941
As at 30 June 2002	2,937,000	607,941	4,837,500	-	500,000	15,001,973	(13,240)	-	23,871,174
As at 31 December 2002	2,937,000	607,941	4,837,500	-	500,000	17,797,951	10,192	-	26,690,584
Foreign currency translation adjustment									
decrease during the period	-	-	-	-	-	-	(23,865)	-	(23,865)
Unrealised gain from revaluation									
of current investment	-	-	-	2,129	-	-	-	-	2,129
Net income for the period	-	-	-	-	-	5,686,284	-	-	5,686,284
Dividend paid during the year	-	-	-	-	-	(1,466,858)	-	-	(1,466,858)
As at 30 June 2003	2,937,000	607,941	4,837,500	2,129	500,000	22,017,377	(13,673)	-	30,888,274


SHIN
CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited
Statements of Cash Flows (unaudited)
For the six-month periods ended 30 June 2003 and 2002

	Notes	Consolidated 30 June 2003 Baht'000	Consolidated 30 June 2002 Baht'000	Company 30 June 2003 Baht'000	Company 30 June 2002 Baht'000
Net cash flows from/(used in) operating activities	12	1,632,813	1,029,694	12,021	(78,690)
Cash flows from investing activities					
Acquisition of subsidiaries and associates net of cash acquired	6	(292,265)	(26,966)	-	(26,966)
Purchases of property and equipment		(3,454,973)	(2,876,448)	(13,290)	(1,772)
Investments in intangible assets		(29,515)	(7,361)	-	(6,439)
Investments in property and equipment under concession agreements		(72,557)	(35,271)	-	-
Decrease in current investments		297,886	-	297,466	-
Increase in loans and advances to related parties		21,935	-	-	(9,767)
Receipt from loans and advances to related parties		-	7,526	143,089	5,000
Disposals of a subsidiary, net of cash disposed		-	120,000	-	120,000
Proceeds from disposal of equipment22,484			7,256	128	66
Dividends received from subsidiaries and associate	6	1,958,754	561,914	2,113,696	630,438
Net cash flows from/ (used in) investing activities		(1,548,251)	(2,249,350)	2,541,089	710,560
Cash flows from financing activities					
Receipts from short-term loans		1,222,027	2,955,662	-	50,000
Receipts from long-term loans		5,046,828	332,739	-	-
Receipts from long-term debenture		-	3,000,000	-	3,000,000
Receipts from warrants		-	620,000	-	620,000
Debenture and warrants issued cost		-	(18,636)	-	(18,636)
Receipts from share capital issued in subsidiaries	6	245,000	1,800,000	-	-
Share issuance costs		-	(64,346)	-	-
Repayments of short-term loans		(2,998,896)	(3,371,108)	-	(1,875,033)
Repayments of long-term loans		(846,718)	(1,061,613)	(5,888)	(1,000,390)
Repayments of debenture		-	(832,263)	-	-
Dividends paid		(1,466,858)	(40,048)	(1,466,858)	-
Net cash flows from/ (used in) financing activities		1,201,383	3,320,387	(1,472,746)	775,941
Net increase in cash and cash equivalents		1,285,945	2,100,731	1,080,364	1,407,811
Cash and cash equivalents, opening balance		2,130,368	2,295,313	984,134	993,235
Cash recognised on change of status of associate to joint venture		84,789	-	-	-
Unrealised loss on exchange rate		(3,453)	(52,117)	(1,339)	(55,676)
Cash and cash equivalents, closing balance		3,497,649	4,343,927	2,063,159	2,345,370


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 30 are an integral part ofthese interim these

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the six-month periods ended 30 June 2003 and 2002 are as follows:

	Consolidated		Company	
	30 June 2003 Baht Million	30 June 2002 Baht Million	30 June 2003 Baht Million	30 June 2002 Baht Million
Interest paid	169.01	313.65	-	100.69
Income tax paid	92.09	133.15	4.84	81.66
Non-cash transactions				
Increase property and equipment and intangible assets from liabilities	973.25	55.91	1.29	-
Property and equipment under finance leases	4.28	6.91	-	2.94
Conversion of accounts payable - purchase of equipment to long-term loans	-	102.99	-	-


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED



1. Basis of preparation

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

In the second quarter of 2003 the Company has recognised a change in the status of its subsidiary's investment in Lao Telecommunications Company Limited, previously accounted for as an associate, now recognised as a joint venture by restating the financial statements for the first quarter of 2003. The change resulted in a change in accounting treatment for the investment in Lao Telecommunications Company Limited from equity method to the proportionate consolidation, as mentioned in Note 6.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements.

2. Segment information

Financial information by business segments:

	For the three-month period ended 30 June 2003 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	831.03	334.37	355.72	37.28	998.11	77.43	(78.39)	2,555.55
Share of net results from investments - equity method	-	2,205.57	0.27	-	-	-	-	2,205.84
Total revenues	831.03	2,539.94	355.99	37.28	998.11	77.43	(78.39)	4,761.39
Segment result	187.42	2,316.40	(15.17)	4.55	(169.32)	(14.75)	7.49	2,316.62
Operating profit								2,316.62

	For the six-month period ended 30 June 2003 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	1,725.07	672.74	598.85	72.48	1,777.79	156.26	(149.80)	4,853.39
Share of net results from investments - equity method	-	4,188.07	0.30	-	-	-	-	4,188.37
Total revenues	1,725.07	4,860.81	599.15	72.48	1,777.79	156.26	(149.80)	9,041.76
Segment result	472.06	4,440.13	(3.42)	5.48	(418.60)	(7.18)	9.36	4,497.83
Operating profit								4,497.83

2. Segment information (continued)

	For the three-month period ended 30 June 2002 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	939.41	132.25	125.72	44.51	1,058.50	70.08	(106.65)	2,263.82
Share of net results from investments - equity method	-	711.54	(0.02)	-	-	-	-	711.52
Total revenues	939.41	843.79	125.70	44.51	1,058.50	70.08	(106.65)	2,975.34
Segment result	247.67	726.85	(26.13)	3.98	(61.49)	4.46	(0.02)	895.32
Operating profit								895.32

	For the six-month period ended 30 June 2002 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	1,907.36	305.16	227.05	90.09	1,909.87	155.63	(201.65)	4,393.51
Share of net results from investments - equity method	-	2,156.56	(0.03)	-	-	-	-	2,156.53
Total revenues	1,907.36	2,461.72	227.02	90.09	1,909.87	155.63	(201.65)	6,550.04
Segment result	585.19	2,243.97	(70.59)	6.93	(259.43)	20.65	0.24	2,526.96
Operating profit								2,526.96

3. Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2003.

The basic earnings per share and the diluted earnings per share are as follows:

	For the three-month period ended 30 June (Consolidated and Company)					
	Net profit ('000 Baht)		Number of share ('000 Shares)		Earnings per share (Baht)	
	2003	2002	2003	2002	2003	2002
Basic earnings per share	3,719,638	782,297	2,937,000	2,937,000	1.27	0.27
The effect of dilutive potential shares (ESOP Grant II)	-	-	1,564	-	-	-
Diluted earnings per share	3,719,638	782,297	2,938,564	2,937,000	1.27	0.27


SHIN
CORPORATION

3. Earnings per share (continued)

	For the six-month period ended 30 June (Consolidated and Company)					
	Net profit ('000 Baht)		Number of share ('000 Shares)		Earnings per share (Baht)	
	2003	2002	2003	2002	2003	2002
Basic earnings per share	5,686,284	2,485,455	2,937,000	2,937,000	1.94	0.85
The effect of dilutive potential shares (ESOP Grant II)	-	-	787	-	-	-
Diluted earnings per share	5,686,284	2,485,455	2,937,787	2,937,000	1.94	0.85

4. Dividends

At the annual ordinary shareholders' meeting on 29 April 2003, the shareholders approved to declare a dividend for 2,937 million shares of Baht 0.50 each, totaling Baht 1,468.50 million. Total dividends of Baht 1,466.86 million was paid to the shareholders in May 2003.

5. Trade accounts and notes receivable, net

	Consolidated		Company	
	30 June 2003 Baht Million	31 December 2002 Baht Million	30 June 2003 Baht Million	31 December 2002 Baht Million
Trade accounts and notes receivable				
- Third parties	1,933.48	1,539.67	212.45	212.15
- Related parties (Note 13)	351.93	246.30	20.36	4.19
Accrued income				
- Third parties	262.52	284.54	2.04	2.04
- Related parties (Note 13)	13.59	193.32	5.08	20.98
Total trade accounts and notes receivable	2,561.52	2,263.83	239.93	239.36
Less Allowance for doubtful accounts	(470.18)	(390.16)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,091.34	1,873.67	239.02	238.45

Outstanding trade accounts and notes receivable from third parties have been aged as follows:

	Consolidated		Company	
	30 June 2003 Baht Million	31 December 2002 Baht Million	30 June 2003 Baht Million	31 December 2002 Baht Million
Current - 3 months	895.87	799.89	-	107.91
Overdue 3 - 6 months	207.36	204.06	-	42.00
Overdue 6 - 12 months	300.87	148.32	150.26	32.02
Overdue over 12 months	529.38	387.40	62.19	30.22
Total	1,933.48	1,539.67	212.45	212.15
Less Allowance for doubtful accounts of third parties	(470.18)	(390.16)	(0.91)	(0.91)
Total trade accounts and notes receivable-third parties, net	1,463.30	1,149.51	211.54	211.24


SHIN
CORPORATION

6. Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 June 2003 and 31 December 2002 comprise:

	Consolidated		Company	
	30 June 2003 Baht Million	31 December 2002 Baht Million	30 June 2003 Baht Million	31 December 2002 Baht Million
Investments in subsidiaries	-	-	5,942.59	6,102.92
Investments in associates	24,935.85	23,481.84	24,963.46	22,735.83
Investments in joint ventures	-	-	73.07	107.54
Total long-term investments	24,935.85	23,481.84	30,979.12	28,946.29

b) Movements in investment in subsidiaries, associates and joint ventures for the six-month period ended 30 June 2003 comprise:

	Consolidated Baht Million	Company Baht Million
Transactions during the six-month period ended 30 June 2003		
Opening net book value	23,481.84	28,946.29
Additions (note 6 e)	2.19	-
Change from associate to joint venture (note 6 e)	(777.80)	-
Share of net results from investments	4,188.37	4,170.39
Dividend received from subsidiaries and an associate	(1,958.75)	(2,113.70)
Foreign currency translation adjustment	-	(23.86)
Closing net book value	24,935.85	30,979.12

SHIN CORPORATION

6. Investments in subsidiaries, associates and joint ventures (continued)

c) The nature of investments in subsidiaries, associate and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and to lease equipment for program production, produce TV programs and arrange related marketing events	Thailand	Baht
AD Venture Company Limited and its group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associate			
Advanced Info Service Public Company Limited	Operates a 900 MHz cellular telephone system under a concession from the TOT Corporation Public Company Limited	Thailand	Baht
Joint ventures			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from the TOT Corporation Public Company Limited	Thailand	Baht
Lao Telecommunications Company Limited	Operating a telecommunications network in Laos	Laos	Kip


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint venture

	Consolidated – 30 June 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.12	43.09	8,807.46	16,123.69	24,931.15	1,958.75
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.73)	2.27	-
LoxInfo Link Communications Thailand Company Limited	0.05	44.99	0.05	2.38	2.43	-
Total investments in associates			8,837.51	16,098.34	24,935.85	1,958.75

	Consolidated – 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	13,894.38	22,701.84	505.48
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.78)	2.22	-
Lao Telecommunications Company Limited	US$ 96.84M	49.00	1,281.79	(504.01)	777.78	62.70
Total investments in associates			10,119.25	13,362.59	23,481.84	568.18

6. Investments in subsidiaries, associates and joint ventures (continued)

	Company – 30 June 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	1,343.53	3,412.11	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(1,045.24)	2,252.02	-
AD Venture Company Limited	550.00	90.91	500.00	(380.23)	119.77	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	19.03	29.03	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	59.84	131.81	149.94
Merry International Investments Corporations	US$ 1.00	100.00	-	(2.15)	(2.15)	-
Total investments in subsidiaries			5,947.81	(5.22)	5,942.59	154.94
Associate						
Advanced Info Service Public Company Limited	2,935.12	43.09	8,807.46	16,156.00	24,963.46	1,958.75
Total investment in an associate			8,807.46	16,156.00	24,963.46	1,958.75
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(802.53)	73.07	-
Total investment in joint venture			875.60	(802.53)	73.07	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Company – 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	1,059.40	3,127.98	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(784.57)	2,512.69	-
AD Venture Company Limited	550.00	90.91	500.00	(334.63)	165.37	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	20.41	30.41	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	190.71	262.68	119.95
Merry International Investments Corporations	US$ 1.00	100.00	-	3.79	3.79	-
Total investments in subsidiaries			5,947.81	155.11	6,102.92	124.95
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	13,928.37	22,735.83	505.48
Total investment in an associate			8,807.46	13,928.37	22,735.83	505.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(768.06)	107.54	-
Total investment in joint venture			875.60	(768.06)	107.54	-

6. Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 June 2003

Lao Communications Company Limited (LTC)

In the first quarter of 2003, Shin Satellite Public Company Limited (SATTEL), a subsidiary of the Company, has reviewed its powers under its joint venture agreement and the actions undertaken by itself under the joint venture agreement with its joint venture partner (the Lao Government) in the period since acquiring its interest in Laos Telecommunications Company Limited ("LTC"). As a result of this review, SATTEL considered that it has the ability to exercise the joint control over LTC under the joint venture agreement and therefore, with effective from 1 January 2003, the Company has accounted for its interest in LTC as a joint venture, under the proportionate consolidation method in accordance with the accounting standard for financial reporting of interests in joint ventures. Previously, SATTEL had accounted for its interest in LTC as an investment in an associate based on the Company's assessment of its ability to fully exercise the joint control afforded to it under the joint venture agreement. The Company has accounted for this as a change in status in its investment, and has not restated the comparatives. Therefore, the comparatives present for the SATTEL's interest in LTC under the equity method of accounting as an associate. This change in status from associate to joint venture does not impact the SATTEL's consolidated shareholders' equity as at 31 March 2003 or net income for the three-month period ended 31 March 2003.

As previously disclosed in the consolidated financial statements of the Company for the first quarter of 2003, the investment in LTC was accounted for under an equity method because the impact of proportion consolidation was insiginificant to the consolidated financial statements of the Company as at 31 March 2003 and there was no impact on the shareholders' equity and consolidated net profit for the three-month period ended 31 March 2003. In the second quarter of 2003, the Company has accounted for this investment under the proportionate consolidation method by restating the financial statements for the first quarter of 2003.

The following amounts represent 49% of the Group's share of the assets, liabilities, revenues and profit of Lao Telecommunications Company Limited in its consolidated financial statements for the six-month period ended 30 June 2003.

	Consolidated
	30 June 2003
Balance sheet	**Baht Million**
Current assets	230
Non-current assets	736
Current liabilities	96
Non-current liabilities	1
Net assets	869
Income statement for the six-month period ended 30 June 2003	
Total revenues	281
Net profit	132

AD Venture Company Limited Group (ADV)

On 28 April 2003, AD Venture Company Limited, a subsidiary, has acquired an additional 12 million ordinary shares of Shineedotcom Company Limited at the total amount of Baht 75 million from NTT Communications (Thailand). Thus, the investment of ADV in Shineedotcom Company Limited increased from 59.99% to 99.99% of its registered and paid up capital. A goodwill from the acquisition of Baht 42.32 million was also fully written off as an expense in the income statement for the three-month period ended 30 June 2003.

ArcCyber group, a joint venture of AD Venture Company Limited has a plan to cease its operation within

6. Investments in subsidiaries, associates and joint ventures (continued)

Advanced Info Service Public Company Limited (ADVANC)

On 3 June 2003, ADVANC increased its issued and paid up ordinary share from Baht 2,935.00 million to Baht 2,935.12 million according to an excise of 120,000 warrants at Baht 48.00 each. However, the Company's investment in ADVANC is not changed.

LoxInfo Link Communications (Thailand) Company Limited

On 22 April 2003, C.S. Loxinfo Company Limited, a subsidiary of SATTEL, has acquired 22,497 shares (or 44.99%) of LoxInfo Link Communications (Thailand) Company Limited at the net cash amount of Baht 0.05 million (fair value of net assets of Baht 2.19 million) from Point Asia Dot Com (Thailand) Company Limited.

7. Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transactions during the six-month period ended 30 June 2003				
Opening net book value	11,905.42	7,764.71	1,659.73	339.08
Additions	3,490.66	72.56	-	34.52
Increase from acquisition of a subsidiary, net	169.96	46.59	106.93	-
Change from associate to joint venture, net (note 6 e)	573.97	-	-	50.04
Write-off, net	(6.02)	(2.69)	(42.32)	-
Disposals, net	(12.50)	-	-	-
Reclassified, net	-	123.25	1.05	(123.25)
Transferred, net	10.51	0.15	-	(17.69)
Depreciation/amortisation charge	(270.34)	(484.39)	(53.05)	(50.04)
Foreign currency translation adjustment	(67.65)	-	-	(1.48)
Closing net book value	15,794.01	7,520.18	1,672.34	231.18
As at 30 June 2003				
Cost	18,047.90	14,359.90	1,928.75	756.55
Less Accumulated depreciation/ amortisation	(2,233.97)	(6,839.72)	(256.41)	(525.37)
Less Provision for impairment	(19.92)	-	-	-
Net book value	15,794.01	7,520.18	1,672.34	231.18

As at 30 June 2003, consolidated property and equipment included a subsidiary's project in progress of Baht 11,641 million relating to the fourth satellite, iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR -1 in 2004. According to the concession agreement entered into with the Ministry of Information, Communication and Technology, the subsidiary must transfer its ownership of iPSTAR Satellite to the Ministry of Information, Communication and Technology on the date of the completion of construction and installation.


SHIN
CORPORATION

7. Capital expenditure and commitments (continued)

Borrowing costs of Baht 389 million arising on financing specifically entered into for assets under construction, were capitalised during the period (for the year 2002: Baht 356 million).

Since the first quarter of 2003, the subsidiary has concluded its investigation of whether the carrying value of ThaiCom 3 has suffered impairment as a result of the power supply system failure. This investigation concludes that the current carrying value continues to be appropriate as recoverable value in use is higher.

Property and equipment includes property and equipment under concession agreements of a subsidiary of approximately Baht 2,172 million. According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

On 29 January 2003, a subsidiary experienced the effects of disturbances in Phnom Penh, Cambodia. Its building was damaged and some personal computers were looted (the net book value of all fixed assets in the building as of June 2003 was approximately USD 0.5 million). However, the operation has continued as normal as there was no damage to any control centre or transmission equipment. The subsidiary is now claiming compensation for these damages from the Cambodian Government. These financial statements do not take into account of any costs or damages claims related to the Cambodia incident.

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transaction during the six-month period ended 30 June 2003		
Opening net book value	55.87	40.61
Additions	13.58	-
Disposals, net	(0.02)	-
Depreciation/amortisation charge	(11.77)	(4.91)
Closing net book value	57.66	35.70
As at 30 June 2003		
Cost	483.19	60.36
Less Accumulated depreciation/amortisation	(425.53)	(24.66)
Net book value	57.66	35.70

Capital expenditure commitments

The Group' s capital expenditure contracted as at 30 June 2003 and 31 December 2002 but not recognised in the consolidated financial statements (Company: nil) is as follows:

Property and equipment and property and equipment under concession agreements

	Consolidated	
	30 June 2003 Unit: Million	31 December 2002 Unit: Million
US Dollars	135.66	158.46
Norwegian Kroner	7.22	10.75
Baht	0.09	2.85



8. Borrowings

	Consolidated		Company	
	30 June 2003 Baht Million	31 December 2002 Baht Million	30 June 2003 Baht Million	31 December 2002 Baht Million
Current	1,746.34	3,284.47	11.54	11.46
Non-current	15,307.75	11,509.75	3,189.52	3,186.27
Total borrowings	17,054.09	14,794.22	3,201.06	3,197.73

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the six-month period ended 30 June 2003		
Opening balance	14,794.22	3,197.73
Additions	6,283.30	-
Increase from acquisition of a subsidiary (note 6 e)	72.10	-
Repayments	(3,841.82)	(5.89)
Amortisation of discount/deferred debt issue costs	25.32	9.22
Foreign currency translation adjustment	(279.03)	-
Closing balance	17,054.09	3,201.06

Following the issue of unsubordinated and unsecured debentures in May 2002, the Company has to comply with the conditions in the debenture agreement concerning maintaining a certain ratio, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain subsidiaries and associates.

9. Provision for liabilities and charges

	Consolidated and Company Baht Million
For the six-month period ended 30 June 2003	
Opening net book value	1,725.96
Exchange rate adjustments	(47.28)
Reversed to other income (note 11)	(1,548.69)
Reclassified to other current liability	(129.99)
Closing net book value	-

The provision for liabilities and charges was a provision for loan guarantee related to a guarantee issued in respect of a former subsidiary to a certain third party. In 1999, the Company sold that subsidiary to a third party; however, the Company was not released from its obligation under a corporate guarantee it had issued.

In the second quarter of 2003, the Company, the former subsidiary and the third party negotiated and agreed to settle the liability of the former subsidiary and the obligations under the loan guarantee of the Company by repaying a certain amount to the third party in order to immediately discharge and release any and all claims. The Company, under the corporate guarantee now, has to pay an amount of USD 3.1 million (or Baht 129.99 million) on behalf of the former subsidiary. This amount has been reclassified to other current liability in the balance sheet as at 30 June 2003. The Company has reversed the remaining provision for loan guarantee amounting to Baht 1,548.69 million, to other income in the second quarter of 2003. The Company no longer has any obligations under the corporate guarantee as a result of the aforementioned settlement agreement.

The Company subsequently paid the amount of USD 3.1 million to the third party in July 2003.


SHIN
CORPORATION

10. Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follow:-

	For the six-month period ended 30 June 2003			
	Number of shares Million shares	**Ordinary shares Baht Million**	**Share premium Baht Million**	**Total Baht Million**
Issued and paid-up share capital				
Opening balance	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	-	-	-
Closing balance	2,937.00	2,937.00	4,837.50	7,774.50

As at 30 June 2003, the total authorised number of ordinary shares was 5,000 million (31 December 2002 : 5,000 million shares) with par value of Baht 1 per share (31 December 2002 : Baht 1 per share). Issued shares of 2,937 million shares are fully paid.

Warrants

Movement of warrants is as follows:

	For the six-month period ended 30 June 2003 ('000 units)							
	ESOP – Grant I			**ESOP – Grant II**			**Shin-W1**	**Total**
	Director	**Employee**	**Total**	**Director**	**Employee**	**Total**		
Opening balance	18,593	10,407	29,000	-	-	-	200,000	229,000
Granted	-	-	-	11,528	6,556	18,084	-	18,084
Exercised	-	-	-	-	-	-	-	-
Closing balance	18,593	10,407	29,000	11,528	6,556	18,084	200,000	247,084

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered warrants to directors and employees which are in registered form and non-transferred. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued units (Million)	Percentage of the Company's total paid up share capital (before dilution)	Exercise price (Baht/unit)	Exercise period	
					First	Last
ESOP – Grant I	26 March 2002	29.00	0.99	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	18.08	0.61	13.67	31 May 2004	30 April 2008

b) Warrants issued and offered to public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered name and transferable with the maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date is 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction cost.

11. Other income

Other income for the three-month periods ended 30 June 2003 and 2002 comprised:

	Consolidated		Company	
	30 June 2003 Baht Million	30 June 2002 Baht Million	30 June 2003 Baht Million	30 June 2002 Baht Million
Interest income	9.85	12.61	13.59	8.48
Reversal of provision for liabilities and charges (note 9)	1,548.69	-	1,548.69	-
Others	94.31	181.21	37.52	39.37
	1,652.85	193.82	1,599.80	47.85

Other income for the six-month periods ended 30 June 2003 and 2002 comprised:

	Consolidated		Company	
	30 June 2003 Baht Million	30 June 2002 Baht Million	30 June 2003 Baht Million	30 June 2002 Baht Million
Gain on sale of investment	-	24.15	-	24.15
Gain on deemed disposal of interest on dilution of investment in subsidiaries	6.39	283.28	-	283.28
Interest income	19.61	20.76	21.54	14.33
Reversal of provision for liabilities and charges (note 9)	1,548.69	-	1,548.69	-
Others	110.28	244.54	46.14	55.24
	1,684.97	572.73	1,616.37	377.00


SHIN
CORPORATION

12. Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the six-month periods ended 30 June 2003 and 2002:

	Notes	Consolidated		Company	
		30 June 2003 Baht'000	30 June 2002 Baht'000	30 June 2003 Baht'000	30 June 2002 Baht'000
Cash flows from operating activities					
Net income for the period		5,686,284	2,485,455	5,686,284	2,485,455
Adjustment for :					
Depreciation charges	7	270,345	191,467	11,771	12,905
Amortisation charges	7	587,491	585,052	4,917	3,854
Gains on sales of investments		-	(24,154)	-	(24,154)
Share of net result of investments from subsidiaries, joint ventures and associates	6	(4,188,366)	(2,156,535)	(4,170,395)	(2,188,813)
Gain on deemed disposal of interest on dilution of investments in subsidiaries	11	(6,395)	(283,279)	-	(283,279)
Reversal of provision for liabilities and charges	9	(1,548,693)	-	(1,548,693)	-
Unrealised gain on exchange rate		(69,285)	(98,977)	(36,478)	(51,523)
Realised gain on exchange rate		(33,328)	(117,121)	(9,537)	(127)
Allowance for doubtful accounts		23,684	26,020	-	-
Share of net result in subsidiaries to minority interests		140,024	279,133	-	-
Others		113,084	110,934	18,964	30,537
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(102,125)	(243,950)	(571)	96,827
- inventories		(226,921)	(23,154)	-	3,231
- other current assets		93,533	(89,039)	(9,866)	(3,009)
- other assets		(464)	(24,322)	105	4,687
- trade accounts and notes payable		254,701	(97,257)	(3,300)	(24,823)
- accrued concession fee		795,103	719,072	-	-
- other current liabilities		(221,025)	(123,075)	(14,741)	(136,024)
- accrued long-term interest		83,561	-	83,561	-
- other liabilities		(18,395)	(86,576)	-	(4,434)
Net cash flows from (used in) operating activities		1,632,813	1,029,694	12,021	(78,690)

13 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies in which Shinawatra family members are principal shareholders or directors are recognized as related parties transactions with the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amounts. Transactions of work in progress between a subsidiary and related parties were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month periods ended 30 June 2003 and 2002 as follows:

a) Sales of goods and services

	Consolidated		Company	
	30 June 2003 Baht Million	30 June 2002 Baht Million	30 June 2003 Baht Million	30 June 2002 Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	17.12	15.08
Interest income	-	-	5.95	3.03
Dividend received	-	-	154.94	124.95
	-	-	178.01	143.06
Associates				
Consulting and management service	59.94	54.56	59.94	54.54
Computer service income	19.07	20.78	-	-
Advertising income (Gross 2003: Baht 410.73 million 2002: Baht 572.96 million)	150.37	176.40	-	-
Rental	21.91	34.29	-	-
Sell of equipment	19.47	-	-	-
Dividend received	1,958.75	505.48	1,958.75	505.48
	2,229.51	791.51	2,018.69	560.02
Joint ventures				
Consulting and management service	0.17	0.97	0.28	0.41
Rental and advertising income	0.62	-	-	-
	0.79	0.97	0.28	0.41
Related parties				
Computer service income and others	2.63	1.50	0.90	0.05



13. Related party transactions (continued)

b) Purchases of goods and services

	Consolidated		Company	
	30 June 2003 Baht Million	30 June 2002 Baht Million	30 June 2003 Baht Million	30 June 2002 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	2.52	2.50
Rental and advertising expense	-	-	25.87	3.92
	-	-	28.39	6.42
Associates				
Rental and other expenses	34.40	34.53	0.10	1.41
Joint ventures				
Advertising expense	-	0.04	-	-
Related parties				
Rental and other expenses	40.72	14.67	6.60	5.85
Payment for work in progress	11.44	57.76	-	-
	52.16	72.43	6.60	5.85
Major shareholders				
Dividend paid	743.87	-	743.87	-
Directors				
Dividend paid	0.06	-	0.06	-


SHIN
CORPORATION

13. Related party transactions (continued)

The Group has transactions with related parties for the six-month periods ended 30 June 2003 and 2002 as follows:

c) Sales of goods and services

	Consolidated		Company	
	30 June 2003 Baht Million	30 June 2002 Baht Million	30 June 2003 Baht Million	30 June 2002 Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	39.24	27.42
Interest income	-	-	7.07	5.32
Dividend received	-	-	154.94	124.95
	-	-	201.25	157.69
Associates				
Consulting and management service	116.27	127.41	116.27	127.39
Computer service income	39.49	39.85	-	-
Advertising income (Gross 2003: Baht 715.91 million 2002: Baht 1,064.87 million)	234.52	312.71	-	-
Rental	45.58	57.11	-	-
Sell of equipment	19.47	-	-	-
Dividend received	1,958.75	505.48	1,958.75	505.48
	2,414.08	1,042.56	2,075.02	632.87
Joint ventures				
Consulting and management service	0.35	1.92	0.56	0.73
Rental and advertising income	5.39	-	-	-
	5.74	1.92	0.56	0.73
Related parties				
Computer service income and others	5.16	3.12	0.17	0.09


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

13. Related party transactions (continued)

d) Purchases of goods and services

	Consolidated		Company	
	30 June 2003 Baht Million	30 June 2002 Baht Million	30 June 2003 Baht Million	30 June 2002 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	3.24	3.63
Rental and advertising expense	-	-	31.25	7.88
	-	-	34.49	11.51
Associates				
Rental and other expenses	59.52	63.06	0.44	3.07
Joint ventures				
Advertising expense	0.06	0.10	-	0.06
Related parties				
Rental and other expenses	72.91	34.28	12.02	11.90
Payment for work in progress	26.32	111.45	-	-
	99.23	145.73	12.02	11.90
Major shareholders				
Dividend paid	743.87	-	743.87	-
Directors				
Dividend paid	0.06	-	0.06	-

13. Related party transactions (continued)

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 June 2003 Baht Million	31 December 2002 Baht Million	30 June 2003 Baht Million	31 December 2002 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	20.36	4.19
Associates	349.47	243.64	-	-
Joint ventures	1.76	0.45	-	-
Related parties	0.70	2.21	-	-
Total trade accounts receivable - related parties	351.93	246.30	20.36	4.19
Accrued income - related parties				
Subsidiaries	-	-	2.06	16.93
Associates	13.47	193.26	2.92	3.95
Joint ventures	0.06	0.06	0.10	0.10
Related parties	0.06	-	-	-
Total accrued income - related parties	13.59	193.32	5.08	20.98
Trade accounts payable - related parties				
Subsidiaries	-	-	0.03	1.05
Associates	24.85	14.42	-	0.05
Joint ventures	-	0.05	-	-
Related parties	3.05	4.48	0.44	0.67
Total trade accounts payable - related parties	27.90	18.95	0.47	1.77

f) Amounts due from, advances and loans to related parties

	Consolidated		Company	
	30 June 2003 Baht Million	31 December 2002 Baht Million	30 June 2003 Baht Million	31 December 2002 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	785.21	779.36
Associates	0.17	48.69	0.15	0.20
Joint ventures	-	0.01	0.01	0.01
Related parties	6.68	9.24	0.03	0.06
Total amounts due from and advances to related parties	6.85	57.94	785.40	779.63
Loans to related party				
Current portion - Subsidiary	-	-	-	71.46
Total loans to related party	-	-	-	71.46
Total amounts due from, advances and loans to related parties	6.85	57.94	785.40	851.09

Long-term loans to related party

13. Related party transactions (continued)

The advance to related party bears interest at 5.4% from 25 May 2003.

Movement of loans to related party is as follows:

	Company Baht Million
For the six-month period ended 30 June 2003	
Opening balance	142.91
Repayment	(142.91)
Closing balance	-

g) Amount due to and loans from related parties

	Consolidated		Company	
	30 June 2003 Baht Million	31 December 2002 Baht Million	30 June 2003 Baht Million	31 December 2002 Baht Million
Amount due to and loan from related parties				
Subsidiaries	-	-	9.38	0.61
Associates	1.39	1.47	-	-
Joint ventures	-	0.90	-	-
Related parties	5.94	1.26	-	-
Total amount due to and loan from related parties	7.33	3.63	9.38	0.61

h) Other assets

	Consolidated		Company	
	30 June 2003 Baht Million	31 December 2002 Baht Million	30 June 2003 Baht Million	31 December 2002 Baht Million
Customer deposits				
Associates	3.65	4.09	-	-
Related parties	19.16	14.35	5.82	6.83
Total other assets	22.81	18.44	5.82	6.83

i) Warrants granted to directors (Note 10)

j) Special reward program

Certain subsidiaries, associates and joint venture granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the granted date but do not exceed 3 years. The calculation of Special Reward Program is based on the improvement of operational performance of such subsidiaries, associates and joint venture between the date the rights were exercised and the date the rights were granted. However, the reward may not exceed each person's budget. The first grant of Special Reward Program to directors of the Company is 3.3 million units.

In the second quarter of 2003, the Company' s directors exercised their rights of 1.1 million units. Additionally, certain subsidiaries, associates and joint venture granted the second Special Reward Program at 0.5 million units. As at 30 June 2003, the outstanding rights of the Company' s directors are 2.7 million units.

13. Related party transactions (continued)

k) Comfort letters

The Company and a subsidiary have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 203.68 million and US$ 1.20 million (31 December 2002: Baht 219.72 million and US$ 23.65 million). Under the terms of the comfort letters, the Company and subsidiary must hold its interests in the subsidiaries and joint ventures and cannot pledge any of its shares until the loans have been fully repaid.

l) Other agreements with related parties

Significant other agreements with related parties as at 30 June 2003 and 31 December 2002 are as follows:

1. As at 30 June 2003, a subsidiary company had a contingent liability for a long-term loan guaranteeing its own subsidiary an amount of Baht 806.68 million (31 December 2002: Baht 827.71 million).

2. Certain subsidiaries, associates and joint venture have entered into agreements with the Company, which is committed to provide consulting and management services and other central services for periods of 1 year with options to renew. The subsidiaries, associates and joint venture are committed to pay the Company for services in respect of the agreements amounting to approximately Baht 20.66 million per month (2002: Baht 20.98 million per month).

14. Contingencies

As at 30 June 2003, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 342.42 million (31 December 2002: Baht 383.60 million) on a consolidated basis and Baht 144.18 million (31 December 2002: Baht 144.18 million) on a Company basis.

A subsidiary is a defendant in various legal actions involved with launching news. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provisions or accruals in respect of such legal actions have been raised in these interim financial statements.

The Income Tax Authority of India raised an assessment against a subsidiary and was in the process of investigation for withholding tax for the periods from 1 April 1996 to 31 March 1997 and from 1 April 1998 to 31 March 2002. For this quarter, the subsidiary had paid an amount of Rupee 100 million (Approximately Baht 94 million) for the tax assessment, which is presented as other current assets in the consolidated balance sheets. If, the Commissioner passes a favourable order holding that the subsidiary is not taxable, it would be eligible to receive the entire amount as a refund together with interest. Currently, the subsidiary is in the process of filing appeals against the order with the Commissioner of Income Tax (Appeals). However, tax consulting company in India commented that this assessment would have no material adverse impact to the subsidiary.

The Income Tax Authority of Cambodia raised an assessment against a subsidiary for corporate income tax for the period from 1995 to 2000 except 1996 amounting to USD 5 million (approximately Baht 215 million). The subsidiary is in the process of filing appeals with the Secretary of State, Ministry of Economy and Finance on the reasonable basis that a subsidiary had operation results of a loss and had sufficient loss carried forwards as a tax deduction for the period. On 5 May 2003, the Secretary of State, Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Posts and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these consolidated financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact to the subsidiary.


SHIN
CORPORATION

14. Contingencies (continued)

Lao Telecommunications Company Limited (LTC), a joint venture of a subsidiary, entered into a loan agreement with the Ministry of Finance (MoF) of the Lao People's Democratic Republic on 9 June 2000 for DM 9 million for the procurement and installation of a rural telecommunications network and consulting services. However, LTC has not recognised either the loan or the associated equipment since LTC is in dispute of such obligation. On 2 June 2003, LTC issued a letter proposing MoF to own such assets and LTC to manage the project. MoF has not decided on such respect.
Currently, LTC is waiting for MoF's result.

15. Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

16. Subsequent event

Advanced Info Service Public Company Limited (ADVANC)

At the end of June 2003, the 1,389,300 warrants of ADVANC were exercised to 1,389,300 ordinary shares at the price of Baht 48.00 each. However, these new ordinary shares will be registered with the Ministry of Commerce on 3 July 2003, as a result, the total issued and paid up share capital of ADVANC will increase from Baht 2,935.12 million to Baht 2,936.51 million. Consequently, the investment of the Company in ADVANC will decrease from 43.09% to 43.07%.

Filing under Chapter 11 of US Bankruptcy of Space System/Loral, Inc.

On 15 July 2003, Loral Space and Communications, a parent company of Space Systems/Loral Inc., (SS/L), which provides an iPSTAR-1 satellite to Shin Satellite Public Company Limited (SATTEL), filed under Chapter 11 of US Bankruptcy Code. SATTEL is in a process to determine the impact of such event.

Change in the name of associate of a subsidiary

At the extraordinary shareholders' meetings of Loxinfo Link Communications (Thailand) Company Limited, an associate of Shin Satellite Public Company Limited (SATTEL), on 1 July 2003 and 16 July 2003, its shareholders passed a resolution to approve the registration of the new official company name of Loxinfo Link Communications (Thailand) Company Limited as "CS Loxinfo Solutions Company Limited". On 25 July 2003, the new official company name was registered with the Ministry of Commerce.

ITV Public Company Limited

On 31 July 2003, the board of directors of ITV approved ITV to set the last exercise date for warrants, which have been granted to shareholders of 50 million units, following a 20% higher of average market price of ITV stocks during 30 working days continuously (17 June 2003 to 30 July 2003) than the IPO price or Baht 6 per share. This is in accordance with the condition previously set. ITV will notify its warrants holders to exercise their rights during 8 – 29 August 2003. Non-exercised warrants after such date will be expired.


SHIN
CORPORATION